
10010897


Whirlpool
CORPORATION

Received SEC

MAR 1 9 2010

Washington, DC 20549

2009 ANNUAL REPORT

Driven by Passion



A Global Vision




COOK FOR THE CURE





With Trusted Brands


Whirlpool


MAYTAG


KitchenAid
FOR THE WAY IT'S MADE.


JENN-AIR


Amana


BRASTEMP


consul


Bauknecht
Live today.


GLADIATOR
GARAGEWORKS
BY WHIRLPOOL CORPORATION

and Innovation



We are Whirlpool Corporation









Chairman's Letter

In 2009, Whirlpool Corporation faced one of the most challenging global economic environments we've seen in decades. At this time last year, all major markets were deteriorating, and we anticipated higher material costs, volatile currencies and significant revenue decline as consumers delayed appliance purchases. We made key operating decisions and took swift actions to ensure the long-term strength of Whirlpool Corporation. While challenges remain, the actions we took in 2009, and our commitment to our brand value-creation strategy, enabled us to deliver solid results and, ultimately, strengthened our company's overall position.

Our very focused approach to cash flow generation and cost management, combined with our continued investments in innovation, enabled us to deliver solid performance given the challenging economic backdrop. We took the necessary steps to ensure our ongoing leadership position in the appliance industry and focused on our core strengths. As a result, we exceeded all operating metrics that we set for the year.

Improving the lives of consumers — in and around the home — each and every day remains central to everything we do. We look for opportunities to drive value creation throughout our business while also enhancing the environment and society through our partnerships. And, in 2009, we continued to be recognized for our global leadership, commitment to sustainability, global design and innovation. We have an outstanding portfolio of brands, strong innovation, and the skills and talent to deliver long-term and sustainable value creation.

LONG-TERM VALUE CREATION GOALS

Sales	5–7% ANNUAL GROWTH
Earnings Per Share	10–15% ANNUAL GROWTH
Free Cash Flow*	4–5% OF SALES

*For a definition of Free Cash Flow, see page 92.

2009 FINANCIAL PERFORMANCE

During the year, we significantly improved our global cost structure and operating performance. We generated record free cash flow and continued to invest in critical business initiatives and new product innovations.

Net sales fell 10 percent to $17.1 billion in 2009, and earnings per share were $4.34 compared to $5.50 in the prior year. Operating profit improved by 25 percent despite the substantial revenue and production decline.

SOLID RESULTS DESPITE A DIFFICULT ECONOMIC ENVIRONMENT

Facing the macroeconomic challenges, we set three operating priorities in 2009: 1) reduce our global cost structure; 2) focus on disciplined cash management; and 3) focus on marketplace execution.

We were able to significantly lower our break-even point through structural cost reductions across the organization. We also continued redesigning our products for innovation with global standards for parts and components. These actions lowered costs and improved the speed of innovation to market. We are applying that same methodology to other product categories to globally eliminate unnecessary complexity. This approach will help us continue to bring even more globally competitive and innovative products to the marketplace.

In 2009, we generated record free cash flow. Our aggressive focus on working capital reduction, particularly in the area of finished goods inventory, resulted in a substantial source of cash flow during the year.

2009 EXTERNAL RECOGNITION

- Ranked sixth in the electronics industry on *Fortune* magazine's World's Most Admired Companies list.
- Named to the 2009 list of Top Companies for Leaders, ranking ninth for North America and 15th globally.
- Named one of the 100 Best Corporate Citizens (#51) by *Corporate Responsibility Officer* magazine, marking the eighth time Whirlpool Corporation has been named to the list.
- Named one of the Top 10 Most Respected U.S. Companies by the Reputation Institute and Forbes.com.

Our market productivity goals were to achieve a positive balance between our product price, mix and share. During the year, we maintained or grew market share for our brands in all of our major markets, a strong sign that our exciting new branded products were well received by consumers. Strategic positioning of our global brand portfolio enabled us to deliver diverse products that provide the value consumers seek.

Our sharp focus on these three priorities helped improve our operating margin 1.1 points, to 4 percent, during the year despite the substantial decline in revenues and production levels.

Another major factor that drove our performance for the year was our strong employee alignment around our 2009 operating priorities. The focus, passion and commitment by our employees around the world drove our operating results and success during the year.

2010 PRIORITIES

While we expect the macroeconomic environment to improve slightly, cost reduction, cash flow generation and market execution remain key operating priorities. These efforts, combined with our commitment to create value by building strong brands fueled by innovative product offerings, will provide us with growth opportunities throughout the year.

Our strong focus on cost reduction across the company will continue with additional cost takeout actions designed to improve productivity and manufacturing capacity utilization. These actions will help offset expected raw material cost increases and lead to improved operating margins.

- Named to the *Newsweek* Green Rankings, a list of the 500 greenest big companies in America. Whirlpool Corporation ranked 78th on the list.
- Named one of the Top 50 U.S. companies for Social Responsibility by the Boston College Center for Corporate Citizenship and the Reputation Institute, ranking 23rd.
- Recognized with the 2009 ENERGY STAR® Sustained Excellence award by the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy (DOE). This is the company's 10th ENERGY STAR award and fourth consecutive Sustained Excellence win.
- Achieved a record year for design awards under our global portfolio of brands, with more than 30 honors. The awards recognize the company's commitment to sustainability, design and style, and social responsibility.

Cash flow also remains a key priority. We remain focused on generating solid free cash flow during 2010 as we manage to more stable consumer demand levels in developed markets.

We expect to continue to strengthen our market position by providing a strong value to our trade customers and consumers through our branded product innovations. Our pipeline of new product innovations remains strong, and we are accelerating the number of new products we will bring to market in 2010. Highlights of our new product innovations are shown throughout this report.

We will continue to invest in our business, as we did in 2009, funding research and development and capital expenditures. These investments are expected to deliver innovative products in every major category around the world during the next 12 months and reflect the commitment we have to bringing new consumer-relevant innovation to the market. Innovation offers a sustainable competitive advantage for Whirlpool Corporation as innovative products and services attract consumers to our global portfolio of brands and generate higher margins.

One example is the new *Whirlpool* brand *Vantage* laundry pair that we will introduce to the North American market later this year. The product features LCD touch-screen controls and the industry's first USB port, which allows consumers to update and customize washing cycles and other controls. Finally, the craftsmanship of this product is a leap forward from the industry's best-in-class models.


INNOVATION INVESTMENT
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.3%
2.7%
2.9%
3.2%
R&D
Capex
2008
2009
(% to Sales)



POSITIONED TO CREATE VALUE

I've never been prouder to be associated with Whirlpool Corporation — its people and its values — than I am today. In 2009, I witnessed the power that comes from 67,000 employees aligned to a common set of goals. Our financial performance was the result of decisive actions and extraordinary commitment by every person associated with Whirlpool Corporation. Together, we are emerging from one of the most challenging economic environments as an even stronger company.

While the economy remains volatile, we are well positioned to take advantage of growth opportunities and create significant value for shareholders in 2010 and beyond.

We have a clear strategy, trusted global brands, passionate and engaged employees, and a commitment to innovation. We are making a sustainable difference in everything we do and touch to meet consumer needs, generate shareholder value and contribute to the well-being of current and future generations. We are well on our way to successfully managing through the global financial crisis and are committed to performing at levels that will continue to create value for our shareholders.

Sincerely,

Jeff M. Fettig

JEFF M. FETTIG
Chairman of the Board and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(Millions of dollars, except share and employee data)	2009	2008	% Change
Net sales	$17,099	$18,907	(9.6)%
Net earnings available to Whirlpool common stockholders	$ 328	$ 418	(21.5)%
Per share on a diluted basis	$ 4.34	$ 5.50	(21.1)%
Whirlpool stockholders' equity	$ 3,664	$ 3,006	21.9 %
Total assets	$15,094	$13,532	11.5 %
Return on equity	9.8%	10.7%	(0.9) pts.
Book value per diluted share	$ 48.48	$ 39.54	22.6 %
Dividends per share	$ 1.72	$ 1.72	0.0 %
Share price			
High	$ 85.01	$ 98.00	(13.3)%
Low	$ 19.19	$ 30.19	(36.4)%
Close	$ 80.66	$ 41.35	95.1 %
Shares outstanding at December 31 (in 000s)	74,704	73,536	1.6 %
Number of employees	66,900	69,600	(3.9)%


REVENUE
$ in billions
$14.3
$18.1
$19.4
$18.9
$17.1
'05
'06
'07
'08
'09


DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
$6.19
$6.35
$8.10
$5.50
$4.34
'05
'06
'07
'08
'09


CASH FLOW PROVIDED BY CONTINUING OPERATING ACTIVITIES
$ in millions
$884
$880
$927
$327
$1,550
'05
'06
'07
'08
'09


DEBT/TOTAL CAPITAL
40.4%
41.2%
34.5%
46.0%
43.6%
'05
'06
'07
'08
'09


Whirlpool
CORPORATION

The enduring nature of Whirlpool Corporation is built on more than just great products. We're passionate about delivering long-term value for our shareholders. We're passionate about creating better, more innovative products under our leading global portfolio of brands that improve consumers' lives — in and around the home — each and every day all around the world.

A global vision, with trusted brands, driven by passionate employees and a commitment to innovation. We are Whirlpool Corporation.

We are making a sustainable difference wherever we operate around the world. In everything we do and touch, we are providing unique solutions for our consumers, generating shareholder value and contributing to the well-being of current and future generations. We are the industry leader. We are Whirlpool Corporation.

A Global Vision











Every Home. Everywhere.
With Pride, Passion and Performance

Whirlpool Corporation is the leader in the global appliance industry with a vision that goes beyond today's market landscape. We are operating in ways that drive value creation while also enhancing the environment and society. We offer local products and service supported by global resources. We benefit from the speed and efficiency associated with our global structure. Consumers and communities benefit from our local operations as we look for opportunities to positively impact society today and tomorrow.

By partnering with others, Whirlpool Corporation and our employees multiply our actions far beyond what can be done alone — in the process building hope, opportunities and skills ... one person, one family, one home, one community at a time.

Consumers around the world invite our trusted brands into their homes every day. Driven by passionate people and a common purpose, we do more than just create great products, we create lifelong relationships. We are Whirlpool Corporation.

Trusted Brands


Whirlpool


MAYTAG


KitchenAid
FOR THE WAY IT'S MADE.


JENN-AIR


Amana


BRASTEMP


consul
Parte da sua casa


Bauknecht


GLADIATOR
GARAGEWORKS
BY WHIRLPOOL CORPORATION

An Integral Part of Homes and Family Life

Whirlpool Corporation has a prominent place in homes as families grow and change. We partake in life's little miracles every day as we stand ready to preserve a newborn baby's bottle, remove grass stains from a soccer uniform or bake a batch of cookies to mend a broken heart.

Our well-known and trusted brands touch the lives of people in nearly every country around the world. Whether our products are chosen to meet a basic refrigeration need or to make a bold design statement, we're an integral part of homes and family life.

From water purification to cooktops and from kitchen gadgets to garage organization, Whirlpool Corporation's brands make life a little easier for consumers around the world.

We are passionate about what we do. There is no dream too big or detail too small. We are constantly working to create the next generation of innovative solutions that will make life easier for our families and yours. We are employees. We are consumers. We are Whirlpool Corporation.

Driven by Passion



A Strong Connection

At Whirlpool Corporation, every employee is able to contribute, to lead, to innovate, to build upon the strength of our brands in ways that meet the unspoken needs of individuals and families around the world. It's natural for us to do because we have a strong emotional connection to the products we make. We grew up with them in our homes, in our lives. We know their history, and we're passionate about helping build their future.

For us, this is more than just a job; we are improving people's lives. We bring our full talents, energy and expertise to the table each day because we know that everything we do impacts our ability to build lifelong relationships with our consumers.

We are discovering new opportunities and delivering real value. We are building loyalty to our brands. We are delighting our customers. We are innovators. We are Whirlpool Corporation.

and Innovation









Discovering New Opportunities

At Whirlpool Corporation, we firmly believe innovation comes from everyone, everywhere. Employees worldwide participate in innovation-related activities resulting in new ideas, products and services. Our culture of innovation enables us to deliver real, sustainable value to consumers in ways never before seen in either the company or the home appliance industry. This is why we increased our innovation investments in 2009, in spite of the difficult marketplace environment. Innovation has always been vital to our growth strategy of building strong brands, because our innovative solutions enable us to build the relationships with our consumers that keep them excited about what we'll do next. And we cannot wait to show them!

The right mix of passion, innovation and products makes up our

Global Brand Strategy



KitchenAid
2500 ml
2 1/2 lite
2000
2
1500
1 1/2
1000

WHIRLPOOL



affresh

MAYTAG

KITCHENAID

JENN-AIR



9000 SERIES

AMANA

BRASTEMP

CONSUL



BAUKNECHT

GLADIATOR



Through our brands, we become part of our consumers' daily lives. Our brand value-creation strategy focuses on attracting and retaining consumers to our brands with innovation, providing excellent service and value to trade customers, and driving product quality across the company.















Whirlpool®
Home Appliances

Whirlpool, the flagship brand of the company, has an unmatched passion for creating solutions that fit into every consumer's lifestyle and budget. Utilizing our nearly 100 years of expertise in the appliance industry, the *Whirlpool* brand continuously provides consumers with innovative, high-performance, resource-efficient appliances.





The latest *Whirlpool Duet* washer and dryer pair, featuring the Eco Normal cycle and *FanFresh* option, is the brand's most efficient laundry pair. The *Duet* pair saves more than $1,000 in energy and water costs during its lifetime compared to a conventional laundry pair.



As the flagship brand for the world's leading manufacturer and marketer of major home appliances, the *Whirlpool* brand continued to introduce innovative appliances around the globe in 2009. From laundry solutions in North America (below) to wall oven and cooktop innovations in Europe (right), the *Whirlpool* brand offers products that are most relevant to consumers' needs and lifestyles.







The stylish new *Whirlpool* brand washing machine is available to consumers in China and features a delayed start time option, advanced cleaning performance and *6th Sense* technology, which adapts to different operating conditions and takes the work out of everyday chores.

Whirlpool brand knows saving energy is important to consumers. Our products offer technological advantages that combine best performance with superior resource efficiency. In the kitchen and laundry room, we offer regionally relevant appliances that make life easier for our consumers around the globe, like the three-door *Whirlpool* brand refrigerator (below) available in China.




MAYTAG

The *Maytag* brand strives to provide our consumers with the best reliability and durability in the industry. We have built a tradition of quality and unrivaled performance. Many of our products feature commercial-grade components for powerful performance with a contemporary design that conveys strength. That's the *Maytag* brand difference.











Rated No. 1 by a leading consumer magazine, the *Maytag* brand *Bravos* laundry pair features the largest capacity and best cleaning in the industry among high-efficiency, top-load washing machines.





A REPUTATION FOR DEPENDABILITY AND DURABILITY

The *Maytag* brand provides consumers with the peace of mind they seek when purchasing an appliance. That's because the *Maytag* brand offers dependable and durable products like the refrigerator shown below.

In the kitchen, *Maytag* brand appliances provide powerful tools and robust components for the ultimate cooking and cleaning performance. Our ranges provide more power to cook and the largest oven capacity available in the industry. Our *Jetclean* dishwashers offer an exclusive *Silverware Blast* feature that ensures silverware and utensils come out clean the first time, every time. With the *Maytag* brand, you get dependable strength that performs consistently, with the power you need to get things done.



The *Maytag* brand offers consumers better-built products and sensible features that perform under tough conditions. In the laundry room, the *Maytag* brand high-efficiency Performance Series front-load washer works to help keep laundry fresh until the consumer is ready to dry the items. By incorporating a fan to circulate air, the *Maytag* brand *Fresh Hold* option makes rewashing neglected laundry a thing of the past. Now, you can wash clothes tonight and not worry about drying them until tomorrow.



With better-built appliances, the *Maytag* brand provides years of superior performance.








KitchenAid

FOR THE WAY IT'S MADE.®

Preparing and sharing food together is a wonderful way for family and friends to connect, and *KitchenAid* brand products enhance the cooking experience. Whether you are entertaining friends or preparing for that big holiday meal, *KitchenAid* brand appliances create the right environment for drawing friends and family together. *KitchenAid* products have quality you can feel, easy-to-use premium performance and timeless design that help consumers make every moment count.





The kitchen is the hub of the home, and the *KitchenAid* brand provides the consistent performance you need to bring your loved ones together.



From countertop appliances to cookware, ranges to refrigerators, and whisks to wine cellars, the *KitchenAid* brand offers virtually everything you need to enhance your cooking experience.

MAINTAINING OUR TRADITION — FOCUSED ON INNOVATION

Ninety years after introducing our iconic stand mixer in 1919 and a dishwasher in 1949, *KitchenAid* brand now offers the broadest selection of premium kitchen products of any brand. We continue our heritage of timeless design and ease-of-use through smart, innovative appliances like our full range of cooking products that includes unique full-size ovens with convection and steam-assist technology.

Throughout 2009, we continued expanding *KitchenAid* brand products in Europe, Latin America and Asia, building on the brand's legacy of superior craftsmanship that makes entertaining easy.

KitchenAid is an enduring brand that understands the power that cooking and food have to bring people together. We have built upon the legacy of our stand mixer to create a complete line of countertop appliances and kitchen accessories that provide quality you can feel and the *KitchenAid* brand tradition you trust. *KitchenAid* brand appliances enhance all of your kitchen experiences.







With our latest collection, an entirely new generation of *Jenn-Air* brand appliances has emerged — well-appointed, uniquely powerful and extraordinarily precise. Industry-leading technology wrapped in elegant design provides cooks with the power to deliver superior results. *Jenn-Air* appliances are redefining cooking, entertaining and kitchen design. Innovation has never looked so good.


250°
325
300°




Jenn-Air brand products transform consumers' cooking spaces into luxury kitchens. This *Jenn-Air* brand wall oven is part of a new premium appliance collection. An interactive, menu-driven Culinary Center displays color images illustrating desired cooking results.



LEADING-EDGE CULINARY PRODUCTS THAT ACHIEVE EXTRAORDINARY RESULTS

In 2009, the *Jenn-Air* brand introduced a new premium appliance collection that included the industry's best-performing wall oven, featuring the exclusive *Jenn-Air* Culinary Center and 7-inch, touch-anywhere LCD screen, along with a duct-free downdraft cooktop that offers the industry's best and quietest ventilation.

The collection was honored with numerous design and innovation awards. The *Jenn-Air* brand wall oven was selected as an Innovations 2010 Design and Engineering Award honoree in the home appliances product category by the Consumer Electronics Association. Our duct-free downdraft cooktop was named one of the 100 Best New Products for 2009 by *Professional Builder* and was also named to the list of The 50 Best Products for Kitchen and Baths by *Metropolitan Home Renovate* magazine.

THE NEXT GENERATION

The *Jenn-Air* brand is known for revolutionizing cooking with legendary kitchen appliances. The brand reinvigorated its efforts in 2009 with the launch of an entire line of our most premium kitchen appliances ever. By striking the perfect balance between relentless innovation and designer styling, *Jenn-Air* brand appliances stand alone as the most impressive kitchen appliances ever made.



Jenn-Air brand design innovations take kitchen aesthetics to a new level, resulting in beautifully crafted appliances that are sleek and sophisticated, inside and out. From fully integrated, built-in refrigerators (left) to perimetric hoods (below), the *Jenn-Air* brand appliances offer elegant design and industry-leading technology.





Created with the consumer in mind, *Amana* brand products combine a clever mix of easy-to-use features, stylish designs and affordable prices that create appliances that fit in anywhere.


Amana

The *Amana* brand offers easy-to-use, attractive products at the right price. Tailored to consumers who look for hassle-free solutions, the intuitive functionality of *Amana* brand products helps consumers complete household chores effortlessly.




Amana brand's straightforward
approach is perfect for people
looking to spend less time thinking
about appliances and more time
doing the things they enjoy most.

In 2009, the *Amana* brand continued to launch exciting, innovative products. In keeping with our strong heritage in refrigeration, the *Amana* brand introduced exclusive, award-winning colors and products into what has been typically "plain vanilla" territory.



Shades of Amana top-freezer refrigerators were awarded the 2009 Best Color Application by the China Fashion & Color Association — a precursor to Whirlpool Corporation receiving the honor of the Most Fashionable Household Appliances for 2009/2010.




função
vapor
reservatório
cheio
abastecer
cancela
secar
sistema
vapor

Brastemp brand products let consumers express their sense of style and individuality while giving them time back in their day to do the things they enjoy. Our continued commitment to innovation translates our values into products that drive growth and an expanded leadership position.


BRASTEMP

The *Brastemp* brand is known for creative design and innovative product offerings. Like our consumers, the *Brastemp* brand is original and creative and fun. Never expect the obvious from the *Brastemp* brand.


BRASTEMP
Gourmand




BRASTEMP
Club

The *Brastemp* brand is Brazil's No. 1 home appliance brand based on consumer awareness, preference and loyalty. Products like the *Brastemp* brand *Club* refrigerator transform appliances into objects of desire and a way to express personality.






BRASTEMP


BRASTEMP

The *Brastemp* brand consistently surprises consumers through innovation, technology and design. The *Brastemp* brand was the first to offer appliances that could be customized according to consumers' preferences and needs.

CONSUMER AWARENESS, CONSIDERATION, PREFERENCE AND LOYALTY

The *Brastemp* brand is consistently one of the most recognized appliance brands throughout Brazil. This recognition comes from our long history of originality and our reputation as an innovation pioneer. Today, the *Brastemp* brand leads all major home appliance innovations within Brazil, with products like the *Gourmand* line of stainless steel kitchen appliances. Beyond just appliances, the *Gourmand* product line includes kitchen accessories, such as cookware and utensils.

EMPHASIS ON TRENDSETTING TECHNOLOGY AND DESIGN

We continue to strengthen the *Brastemp* brand's market leadership with trendsetting new products like the *Inverse Black* refrigerator (below). Through our cutting-edge innovation, the *Brastemp* brand is inspiring consumers to move away from the commonplace and enjoy life to its fullest.





The *Brastemp* brand offers state-of-the-art products with cosmopolitan designs, such as our combination washer-dryer (left), to fit every need in the home.


Consul
Parte da sua casa

For more than 60 years, the *Consul* brand has been part of Brazilian homes. With a deep understanding of consumers' needs, we know that happiness can be found in the simple things in life. We make life a little easier for families so their days can be more productive and enjoyable.


Facilite
Inox


consul

Consumers trust *Consul* brand products and find them easy to use, durable and dependable.





Consul brand appliances are found in more than 50 percent of Brazilian homes. The brand is considered an integral part of family life.


Consul
Alecrim


consul aquarela

The *Consul* brand *Aquarela* microwave makes kitchens even more complete, creative and fun. By bringing more convenience to everyday life, the *Consul* brand continues to see growth in new categories, like water purifiers, and is creating powerful new revenue streams.


consul

LEADERS IN INNOVATION

Recognizing that happiness can be found in the simple things in life, *Consul* brand products are designed to make life a little easier for families so their lives are more enjoyable. The brand translates consumers' needs into relevant products that are reliable, affordable and easy to use.




Bauknecht
Live today.

The *Bauknecht* brand makes life more comfortable for consumers, offering high-quality appliances and technologies that provide comfort in use and make healthy living easy. As a regional brand in Europe with a strong German heritage dating back to 1919, the *Bauknecht* brand stands for quality, reliability and premium performance. We focus on consumers who enjoy life with friends and family and care about the environment.


Bauknecht
60°C 14:00 1400
Öko
Ihre Programme
Vorwäsche
Temperatur
Start Vorwahl
Schleudern/ Spülstopp
Leicht bügeln
Intensiv spülen
Dampf Intensiv Waschen
Spülen
Spülen & Schleudern
Dampf Hygiene
Dampf Selbst Reinigung
Dampf Auffrischen
Jeans
Steam





Bauknecht brand consumers have high expectations when it comes to product reliability and performance, while caring for their families and the environment around them.



QUALITY, RELIABILITY AND PREMIUM PERFORMANCE

Reliability and durability are must-haves for *Bauknecht* brand consumers. Product design should provide advanced solutions expressed in an understated way. *Bauknecht* consumers have the strong belief that everyone can do something for our planet. We offer products that help save resources, like the *Bauknecht* brand *EcoStyle* built-in dishwasher (left), featuring a third rack with removable cutlery trays and an EcoPackage that reduces cycle times by up to 60 percent, water consumption by up to 50 percent and energy consumption by up to 70 percent.

Bauknecht brand built-in ovens (right) combine best-in-class performance, high efficiency, ease of use and unique design, meeting our consumers' high expectations.




GLADIATOR
GARAGEWORKS
BY WHIRLPOOL CORPORATION

Gladiator GarageWorks was born out of innovation at Whirlpool Corporation. Built for the harsh environment of the garage, *Gladiator* GarageWorks has a product to fit every lifestyle. Flexible and versatile solutions let the products grow and move to meet ever-changing consumer needs.









You never know when you'll need to make a quick repair. *Gladiator* GarageWorks products help keep tools at hand and ready for when you need them.


12:08

Gaining floor space has never been easier than with the help of the *Gladiator* GarageWorks *Claw* advanced bike storage device.



TOUGH, ORGANIZED, VERSATILE

Gladiator GarageWorks products can grow and expand throughout your life. We offer products for the first-time homeowner who needs basic wall solutions to organize personal sporting equipment and newly purchased tools for lawn and garden maintenance. We offer products for growing families that need wall solutions, cabinets and shelves to organize kids' toys and manage bulk purchases. We offer empty-nesters workbenches, tool storage and golf caddies to organize their garage for special hobbies. Whoever the consumer, whatever the organizational need, *Gladiator* GarageWorks offers the right solutions.

Winner of the 2009 *HANDY Magazine* Innovation Award


GLADIATOR

Whirlpool Corporation began as a small, family-owned company with deep community roots, and our commitment to the people and neighborhoods where we live and work remains core to our values. As our business grows, so does the global community that we hope to impact.

Sustainability



Habitat for Humanity International®


COOK FOR THE CURE

Cook for the Cure®



Boys & Girls Clubs of America®



Instituto Consulado da Mulher®

A Culture of Caring

We are able to touch lives around the world through our employees and collaboration with countless organizations. Our employees work with non-profit groups, government, educational institutions, environmental organizations and other businesses to help improve the lives of others. We have a culture of caring, making sustainable living possible by contributing to the well-being of current and future generations.

Whirlpool Corporation's history of environmental and social leadership is so fundamental to us; it is woven into everything we do. Whether it is teaching business skills to women in Brazil through Instituto Consulado da Mulher®, supporting families through Habitat for Humanity International®, raising money globally to help in the fight against breast cancer through Cook for the Cure®, supporting the next generation of leaders through the Boys & Girls Clubs of America®, or designing efficient and grid-friendly appliances, we are helping people and individuals shape a better world for themselves and others.

A 'SMART' APPROACH TO SAVING ENERGY AND REDUCING EMISSIONS

Energy consumption is one of the most pressing issues facing our global society, and the demand continues to rise. We use energy to fuel our transportation, light our businesses, heat our homes … and to operate our appliances.

At Whirlpool Corporation, we are doing our part to create "smart" energy-efficient appliances. Smart appliances, connected to a smart electrical grid, can send and receive signals to and from energy utilities and automatically modify energy consumption.

When household appliances, homes and communities connect to a smart grid, smart appliances can easily and conveniently shift a portion of household energy use to off-peak hours, drastically reducing peak energy consumption without compromising core product performance and keeping control in the hands of consumers.

That's why, in 2009, we announced our commitment to make all of our electronically controlled appliances — produced worldwide — capable of receiving information from and responding to smart grids by 2015.


DOW

As the first phase of this commitment, we will produce 1 million smart appliances by the end of 2012, as part of the U.S. Department of Energy's Smart Grid Investment grant program.

Our smart appliance pledge is a continuation of our long-standing commitment to energy efficiency, but our successful implementation by 2015 is dependent on the development by the end of 2010 of an open, global communication standard and appropriate policies that reward consumers, manufacturers and utilities for using and adding these new peak demand reduction capabilities.

We believe in this technology and its importance to current and future generations. It is for this reason that we have invited others in the appliance industry, government institutions, non-governmental organizations, utility companies and technology companies to join us in making this commitment a reality.

During Whirlpool Corporation's 10-year partnership with Habitat for Humanity International®, our company and our employees have helped provide simple, decent, affordable shelter in partnership with 55,000 families around the world, donated 110,000 appliances, volunteered thousands of hours, and invited consumers and other companies to join this worthwhile effort. In 2009, we expanded our relationship by donating inventory to be sold at Habitat ReStores, providing 25,000 products that raised $2.2 million toward the effort to eliminate substandard housing.

FINANCIAL SUMMARY

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2009, 2008 and 2007. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement mailed with this Annual Report and in the Financial Supplement to the 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which are also available through the Internet at whirlpoolcorp.com.

EXECUTIVE OVERVIEW

Whirlpool Corporation ("Whirlpool") is the world's leading manufacturer of major home appliances with revenues of $17 billion and net earnings available to Whirlpool common stockholders of $328 million for the year ended December 31, 2009. We are a leading producer of major home appliances in North America and Latin America and have a significant presence in markets throughout Europe and India. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, social responsibility and community involvement. We conduct our business through four reportable segments, which we define based on geography. Our reportable segments consist of North America (55% of revenue), Europe (19% of revenue), Latin America (22% of revenue), and Asia (4% of revenue).

Our global branded consumer products strategy is to introduce innovative new products, increase brand customer loyalty, expand our presence in foreign markets, enhance our trade management platform, improve total cost and quality by expanding and leveraging our global operating platform and where appropriate, make strategic acquisitions and investments.

We monitor country-specific economic factors such as gross domestic product, consumer confidence, retail trends, housing starts and completions, sales of existing homes and mortgage interest rates as key indicators of industry demand. In addition to profitability, we also focus on country, brand, product and channel sales when assessing and forecasting financial results.

During 2008 and 2009, we experienced significant macroeconomic challenges including instability in the financial markets. These challenges have impacted the global economy, the capital markets and global demand for our products. Although we have made significant progress in reducing cost in 2009 to better align with global demand, and in improving our liquidity position, we expect that we will continue to experience the effects of liquidity strain on our suppliers, continued low consumer confidence and consumer discretionary spending.

Competition in the home appliance industry is intense in all global markets we serve. In addition to our traditional competitors such as Electrolux, General Electric, and Kenmore in North America, there has been an emergence of strong global competitors such as LG, Bosch Siemens, Samsung and Haier. In each geographic region, our customer base is consolidated and characterized by large, sophisticated trade customers who have many choices and demand competitive products, services and prices. We believe that our productivity and cost controls, new innovative product introductions, and improved product price/mix will enhance our ability to respond to these competitive conditions.

FACTORS AFFECTING COMPARABILITY

During the March 2009 quarter, we changed our method of depreciation prospectively for substantially all long-lived production machinery and equipment to a modified units of production depreciation method. Under this method, we record depreciation based on units produced, unless units produced drop below a minimum threshold at which point depreciation is recorded using the straight-line method. Prior to 2009, all machinery and equipment was depreciated using the straight-line method. We believe depreciating machinery and equipment based on units of production is a preferable method as it best matches the usage of assets with the revenues derived from those assets. As a result of this change and our overall lower levels of production in 2009, our depreciation expense by operating segment decreased for 2009 as follows: North America—$46 million, Europe—$25 million, Latin America—$11 million and Asia—$1 million, for a total of $83 million. Net of amounts capitalized into ending inventories, gross margin increased for 2009 as follows: North America—$41 million, Europe—$19 million, Latin America—$11 million and Asia—$1 million, for a total of $72 million.

RESULTS OF OPERATIONS

For the year ended December 31, 2009, consolidated net sales were $17 billion. Consolidated net earnings available to Whirlpool common stockholders were $328 million, or $4.34 per diluted share, decreasing from $418 million or $5.50 per diluted share for the year ended December 31, 2008. The decrease in net sales and earnings reflects lower appliance industry demand resulting primarily from weaker economies within our North America and Europe regions and the unfavorable impact of foreign currency.

Net Sales

Consolidated net sales decreased 9.6% compared to 2008 primarily due to lower unit shipments and the impact of unfavorable foreign currency. Excluding the impact of foreign currency, consolidated net sales decreased 5.8% compared to 2008. Consolidated net sales for 2008 decreased 2.6% compared to 2007 primarily due to lower unit shipments, which were partially offset by the favorable impact of foreign currency. Excluding the impact of foreign currency, consolidated net sales decreased 5.1% compared to 2007.

Significant regional trends were as follows:

- North America net sales decreased in 2009 by 11.0% compared to 2008 primarily due to a 9.5% decrease in units sold. The decline in units sold is due to decreased industry demand resulting from continued weak economies in the U.S., Mexico and Canada in 2009. Additionally, net sales were negatively impacted by the unfavorable impact of foreign currency, which was partially offset by improved product price/mix. Excluding the impact of foreign currency, North America net sales decreased 9.4% in 2009. North America net sales decreased in 2008 by 8.1% compared to 2007 primarily due to a 10.4% decrease in units sold. The decline in units sold is primarily due to decreased industry demand resulting from a weak U.S. economy in 2008. Partially offsetting the decrease in units sold was better product price/mix and higher market share in 2008 compared to 2007. Excluding the impact of foreign currency, North America net sales decreased 8.2% in 2008.

- Europe net sales decreased in 2009 by 16.9% compared to 2008, primarily due to an 11.7% decrease in units sold due to lower appliance industry demand and the unfavorable impact of foreign currency. Excluding the impact of foreign currency, Europe net sales decreased 11.2% in 2009. Net sales increased in 2008 by 4.4% compared to 2007, primarily due to favorable foreign currency and better product price/mix, partially offset by a decrease in unit volume due to lower market demand in the second half of the year. Excluding the impact of foreign currency, Europe net sales decreased 3.1% in 2008.

- Latin America net sales were consistent in 2009 compared to 2008 as the unfavorable impact of foreign currency and lower BEFIEX credits recognized were fully offset by a 14.5% increase in units sold. The increase in units sold was a result of favorable economic conditions and the Impostos sobre Produtos ("IPI") sales tax holiday in Brazil. The IPI sales tax holiday was the primary driver of the reduction of BEFIEX credits monetized. This sales tax holiday was declared by the Brazilian government on certain appliances in our Latin America region beginning in the second quarter and extended through the remainder of 2009. During this holiday, we monetized reduced amounts of BEFIEX credits because our BEFIEX credits are monetized through the offset of IPI taxes due. The IPI sales tax holiday expired January 31, 2010. Excluding the impact of foreign currency, Latin America net sales increased 7.1% in 2009. Net sales increased 7.8% in 2008 as compared to 2007, primarily due to an increase in volume of 5.7% and the favorable impact of foreign currency. The increase in volume was due to continued growth in the appliance industry, increased market share and favorable economic conditions throughout the region. Excluding the impact of foreign currency, Latin America net sales increased 1.7% in 2008.

  During the years ended December 31, 2009, 2008 and 2007, we monetized $69 million, $168 million and $131 million of BEFIEX credits, respectively. We expect to continue recognizing credits as they are monetized. As of December 31, 2009, $693 million of these export credits remain. Future actions by the Brazilian government could limit our ability to monetize these export credits.

- Asia net sales increased 10.3% in 2009 compared to 2008 primarily due to a 20.8% increase in units sold offset partially by the impact of unfavorable foreign currency. Excluding the impact of foreign currency, Asia net sales increased 18.4% in 2009. Net sales increased 6.5% in 2008 compared to 2007 primarily due to a 5.7% increase in units sold. The increase in volume was due to continued growth in the appliance industry, primarily in India. Excluding the impact of foreign currency, Asia net sales increased 9.7% in 2008.

Gross Margin

The consolidated gross margin percentage increased compared to 2008 due primarily to cost reduction initiatives and productivity improvements, partially offset by foreign currency and lower regional tax incentives associated with BEFIEX.

The table below summarizes gross margin percentages by region:

	2009	Change	2008	Change	2007
North America	12.9%	2.9 pts	10.0%	(2.5) pts	12.5%
Europe	11.5	(2.5)	14.0	(2.6)	16.6
Latin America	17.2	(4.0)	21.2	0.4	20.8
Asia	19.3	1.1	18.2	3.0	15.2
Consolidated	14.0	0.7	13.3	(1.6)	14.9

Significant regional trends were as follows:

- North America gross margin increased in 2009 compared to 2008 primarily due to continued cost reductions and improved productivity, product price/mix and a postretirement curtailment gain associated with the suspension of annual credits to retiree health savings accounts totaling $80 million. Additionally, gross margin was positively impacted by a $41 million reduction in LIFO reserves resulting from cost deflation. These gross margin improvements were partially offset by the unfavorable impacts of lower volumes, foreign currency and $35 million in charges associated with a product recall. Gross margin decreased in 2008 compared to 2007 primarily due to higher material and oil-related costs, lower industry demand and lower productivity. Additionally, gross margin was positively impacted by certain asset sale gains totaling $31 million and postretirement curtailments totaling $15 million, which were more than offset by $42 million in higher reserves for LIFO resulting from cost inflation and a $32 million charge related to product recall. These decreases were partially offset by improved product price/mix.
- Europe gross margin decreased in 2009 compared to 2008 due primarily to lower volumes, unfavorable foreign currency fluctuations, asset sale gains and insurance proceeds totaling $14 million recognized in 2008. These decreases were partially offset by cost reductions and productivity initiatives and lower material and oil-related costs. Gross margin decreased in 2008 compared to 2007 due primarily to lower productivity and industry demand, which were partially offset by improved product price/mix. Also contributing to lower gross margin were gains from asset sales of $9 million compared with $47 million recognized in 2007. Lower gains in 2008 associated with asset sales were partially offset by gains of $5 million from insurance proceeds.
- Latin America gross margin decreased in 2009 compared to 2008 due primarily to a reduction in regional tax incentives associated with BEFIEX, higher material and oil-related costs, lower price/mix and an operating tax settlement, offset by improved productivity and certain credits in the amount of $11 million related to refundable energy surcharges. Gross margin increased in 2008 compared to 2007 due primarily to improvements in product price/mix, productivity and regional tax incentives associated primarily with BEFIEX, which combined to more than offset higher material and oil-related costs.
- Asia gross margin increased in 2009 compared to 2008 primarily due to continued cost reductions and improved productivity and a $3 million asset sale gain, which were partially offset by lower product price/mix. Gross margin increased in 2008 as compared to 2007 due to improvements in product price/mix, productivity, inventory transition costs and volume, which more than offset higher material and oil-related costs.

Selling, General and Administrative

In 2009, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, decreased compared to the prior year, primarily as a result of infrastructure cost reductions and lower brand investments. In 2008, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, increased compared to 2007, primarily due to lower sales volume and higher brand investment, partially offset by lower infrastructure costs and $20 million in gains associated with asset sales. Additionally, this increase was impacted by a $12 million operating tax credit recorded by our Latin America region during 2007.

Restructuring

Restructuring initiatives resulted in charges of $126 million, $149 million and $61 million in 2009, 2008, and 2007, respectively, reflecting ongoing efforts to optimize our global operating platform. These charges are included in restructuring in our Consolidated Statements of Income and primarily consist of charges to restructure the cooking platform in Latin America, shift refrigeration and dishwasher capacity within Europe and North America, shift cooking capacity within North America, restructure the laundry platforms in North America, Europe and Asia and reorganize the salaried workforce throughout North America and Europe.

On October 27, 2008, management committed to a workforce reduction plan to reduce our employee base worldwide between the fourth quarter of 2008 and the beginning of 2010.

On August 28, 2009, we announced changes to our North American manufacturing operations which will result in the closure of our manufacturing facility in Evansville, Indiana in mid-2010. We currently expect that approximately 1,100 full-time positions will be eliminated as a result of the closure.

Interest and Sundry Income (Expense)

Interest and sundry expense for 2009 increased by $75 million from $100 million in 2008 to $175 million in 2009. The increase in expense in 2009 was primarily due to charges incurred for legal contingencies and legal defense, partially offset by the favorable impacts of foreign currency. Interest and sundry expense for 2008 increased by $37 million from $63 million in 2007 to $100 million in 2008. Higher expense in 2008 was primarily due to the impact of foreign currency and an impairment charge of $9 million in our Europe segment associated with an available for sale investment, partially offset by higher interest income.

Interest Expense

Interest expense increased for 2009 compared to 2008 primarily due to the combination of higher interest rates and higher average debt levels, offset partially by a reduction in accrued interest of $18 million as a result of entering into a special program in Brazil to settle tax liabilities. Interest expense in 2008 was consistent with 2007 as higher debt levels were offset by lower interest rates.

Income Taxes

The effective income tax rate was a benefit of 20.6% in 2009 and 81.7% in 2008 and an expense of 14.5% in 2007. The reduction in tax benefit from 2008 to 2009 is primarily due to an increase in profitability, changes in dispersion of global income and the unfavorable impact of audits and settlements. The reduction in tax expense in 2007 to a benefit in 2008 is primarily due to a decline in profitability, energy tax credits generated in the U.S. in 2008 from the production of certain eligible energy efficient appliances, as well as a combination of certain discrete items recognized during the year, dispersion of global income, tax credit availability, and tax planning activities.

Earnings from Continuing Operations

Earnings from continuing operations were $354 million in 2009 compared to $447 million and $669 million in 2008 and 2007, respectively, due to the factors described above.

Net Earnings Available to Whirlpool Common Stockholders

Net earnings available to Whirlpool common stockholders were $328 million in 2009 compared to $418 million and $640 million in 2008 and 2007, respectively, due to the factors described above. Earnings were impacted by $7 million in losses from discontinued operations for 2007.

FORWARD-LOOKING PERSPECTIVE

For the year ended December 31, 2010, we currently estimate earnings per diluted share to be in the range of $6.50 to $7.00, and free cash flow for the year to be in the range of $400 million to $500 million. Within North America we expect demand to increase 2–4% and within Europe we expect demand to remain flat. Within Latin America and Asia we expect demand to increase 5–10% and 3–5%, respectively. Material cost inflation is expected to increase by approximately $200 million to $300 million, largely driven by increases in component parts, steel and base metals, such as copper, aluminum, zinc and nickel. We expect to offset these higher costs with productivity improvements, new product introductions, improved product price/mix and administrative and infrastructure cost reductions. Our innovation product pipeline continues to grow and drive higher average sales values. In addition, consumer and trade response to our new product offerings has been positive, and we continue to accelerate our global branded consumer products strategy of delivering relevant innovation to markets worldwide.

The table below reconciles projected 2010 cash provided by operations determined in accordance with generally accepted accounting principles (GAAP) in the United States to free cash flow, a non-GAAP measure. Management believes that free cash flow provides shareholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations after capital expenditures and proceeds from the sale of assets/businesses.

The projections shown here are based upon many estimates and are inherently subject to change based on future decisions made by Management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

(Millions of dollars)	2010 Outlook
Cash provided by operating activities	$ 925 –$1,025
Capital expenditures	(525)– (575)
Proceeds from sale of assets/businesses	— – 50
Free cash flow	$ 400 –$ 500

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through operating cash flow and the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. The volume and timing of refrigeration and air conditioning production impacts our cash flows and consists of increased production in the first half of the year to meet increased demand in the summer months.

The funding markets have been volatile during the majority of 2008 and 2009 and we have experienced negative global economic trends. To succeed in this environment we have aggressively taken steps to further reduce all areas of cost, production capacity and working capital. As a result of the global volatility and challenging economic trends, we decided to exit the commercial paper market during the December 2008 quarter and initiated borrowing under our committed bank line of credit ("Credit Agreement"), provided by a syndicate of highly-rated banks. Outside the U.S., short-term funding is provided by bank borrowings on uncommitted lines of credit.

On February 27, 2009, we entered into an Amendment (the "First Amendment") to the Credit Agreement to assure flexibility in future credit availability. The First Amendment increased the spread over LIBOR to 3%, the spread over prime to 2% and the utilization fee to be paid, if amounts borrowed exceed $1.1 billion, to 1% and replaced the facility fee with an unused commitment fee of 0.50%.

On August 13, 2009, we entered into a second Amendment to our Credit Agreement (the "Second Amendment") to further assure flexibility in future credit availability. The Second Amendment divides and reduces the existing $2.2 billion credit facility into a $1.35 billion tranche maturing on August 13, 2012 (the "Extending Tranche") and a $522 million tranche maturing December 1, 2010 (the "Non-Extending Tranche"). For the Extending Tranche, the Second Amendment provides a utilization fee to be paid, if amounts borrowed exceed 50% of the facility, of 0.50%, and for the Non-Extending Tranche, the utilization fee to be paid, if amounts borrowed exceed 50% of the facility, is 1%. The interest margin over LIBOR charged will be based on Whirlpool's credit rating.

As of December 31, 2009, there was no balance outstanding under our credit facility.

On May 4, 2009, we completed a debt offering comprised of (1) $350 million aggregate principal amount of 8.00% notes due 2012 and (2) $500 million aggregate principal amount of 8.60% notes due 2014. The proceeds from the notes were used for general corporate purposes.

We believe that our operating cash flow, together with access to sufficient sources of liquidity, will be adequate to meet our ongoing funding requirements. We are in compliance with financial covenants in our credit facility for all periods presented.

Pension and Postretirement Benefit Plans

Defined Benefit Plans

On August 28, 2009, we announced the closure of our manufacturing facility in Evansville, Indiana in mid-2010. The announcement triggered a curtailment in our pension plan for Evansville hourly employees, resulting in a one-time curtailment loss of $6.6 million included in net periodic cost with an offset to other comprehensive income, net of tax. During 2009, we recorded the entire loss in our Consolidated Statement of Income as a component of cost of products sold. The closure of the Evansville facility also triggered a curtailment in our U.S. retiree healthcare plan, resulting in a curtailment gain. The curtailment gain will be recognized in our Consolidated Statement of Income as a component of cost of products sold as the employees terminate, which is expected to occur in 2010.

On June 16, 2009, the Board of Directors authorized the option for the company to use up to $100 million of company stock to fund the U.S. pension plans. If we elect to partially fund the U.S. pension plans in company stock, contributions may be made on a periodic basis from treasury stock, or, with the prior approval of the Finance Committee of the Board of Directors, from authorized, but unissued shares. As of December 31, 2009, we have not used company stock to fund our U.S. pension plans.

On February 9, 2009, we announced the indefinite suspension of the annual credit to retirement health savings accounts for the majority of active participants. The result of the suspension was a curtailment gain of $89 million.

On August 1, 2008, we amended certain retiree medical benefits associated with our Newton, Iowa manufacturing facility to be consistent with those benefits provided by the Whirlpool Corporation Group Benefit Plan. This amendment resulted in a reduction in the postretirement benefit obligation of $229 million with a corresponding increase to other comprehensive income, net of tax, within equity of our Consolidated Balance Sheet at December 31, 2009.

401(k) Defined Contribution Plan

During the March 2009 quarter we announced an indefinite suspension of company matching contributions to our 401(k) defined contribution plan covering substantially all U.S. employees. We also announced that our automatic company contributions equal to 3% of employees' eligible pay will be contributed in company stock. During the December 2009 quarter we announced the reinstatement of company matching contributions to our 401(k) defined contribution plan, covering substantially all U.S. employees, effective March 2010.

Share Repurchase Program

In June 2004, our Board of Directors authorized a share repurchase program of up to $500 million. During 2007, we repurchased 3.8 million shares at an aggregate purchase price of $368 million and during the three months ended March 31, 2008, we repurchased 1.1 million shares at an aggregate purchase price of $97 million under this program. At March 31, 2008, there were no remaining funds authorized under this program.

On April 23, 2008, our Board of Directors authorized a new share repurchase program of up to $500 million. Share repurchases are made from time to time on the open market as conditions warrant. During 2008, we repurchased 1.9 million shares at an aggregate purchase price of $150 million under this program. There were no repurchases during 2009. At December 31, 2009, there were $350 million of remaining funds authorized under this program.

Sources and Uses of Cash

We expect to meet our cash needs for 2010 from cash flows from continuing operations, cash and equivalents and financing arrangements. Our cash and equivalents were $1.4 billion at December 31, 2009 compared to $146 million at December 31, 2008.

Cash Flows from Operating Activities of Continuing Operations

Cash provided by continuing operating activities in 2009 was $1,550 million, an increase of $1,223 million compared to 2008. Cash provided by continuing operations reflects lower payments for inventory, lower cash payments for accounts payable and other operating accruals and lower employee compensation payments, partially offset by lower collections of accounts receivable. Cash provided by continuing operating activities in 2008 was $327 million, a decrease of $600 million compared to the year ended December 31, 2007. Cash provided by continuing operations for 2008 reflects lower cash earnings primarily from our

North America and Europe segments compared to 2007. Cash provided by continuing operations also reflects lower accounts payable due to adjusting volume based on demand and higher pension contributions. The above decreases in cash flows were partially offset by a decrease in accounts receivable and lower restructuring spending.

Cash Flows from Investing Activities of Continuing Operations

Cash used in investing activities from continuing operations was an outflow of $499 million in 2009 compared to an outflow of $433 million last year. The increase in cash used in investing activities was primarily due to lower proceeds from the sale of assets in 2009 and higher investments primarily associated with business acquisition activity in our international locations. Cash used in investing activities from continuing operations in 2008 was an outflow of $433 million compared to an outflow of $331 million during 2007. The increase in cash used in investing activities was primarily due to 2007 receipt of proceeds from the sale of certain Maytag discontinued businesses of $100 million, lower proceeds from the sale of assets in 2008, and higher capital spending.

The goal of our global operating platform is to enhance our competitive position in the global home appliance industry by reducing costs, driving productivity and quality improvements, and accelerating our rate of innovation. We plan to continue our comprehensive worldwide effort to optimize our regional manufacturing facilities, supply base, product platforms and technology resources to better support our global products, brands and customers. We intend to make additional investments to improve our competitiveness in 2010. Capital spending is expected to be between $525 million and $575 million in 2010 in support of our investment in innovative product technologies and our global operating platform initiatives.

Cash Flows from Financing Activities of Continuing Operations

Cash provided by financing activities from continuing operations for 2009 compared to 2008 was an inflow of $144 million in the year ended December 31, 2009 compared to an inflow of $141 million for the year ended December 31, 2008. The current year reflects proceeds received related to two debt offerings totaling $850 million while the prior year reflects proceeds received related to the issuance of $500 million of 5.5% notes due March 1, 2013. The current year also reflects net repayments of short-term borrowings and long-term debt repayments totaling $572 million compared to net repayments of $30 million in 2008. During 2009, we paid dividends to common stockholders totaling $128 million, paid debt financing fees of $38 million and received proceeds from the issuance of common stock related to option exercises of $21 million. During 2008, we repurchased stock totaling $247 million, paid dividends to common stockholders totaling $128 million and received proceeds from the issuance of common stock related to option exercises of $21 million.

Cash provided by financing activities from continuing operations for 2008 compared to 2007 was an inflow of $141 million in the year ended December 31, 2008 compared to an outflow of $696 million for the year ended December 31, 2007. The year ended December 31, 2008 reflects proceeds received related to the issuance of $500 million of 5.5% notes due March 1, 2013 and the repayment of $125 million of 9.1% debentures. Net proceeds of short-term borrowings were $101 million for the year ended December 31, 2008 compared to net repayments of $243 million in 2007. During 2008, we repurchased stock totaling $247 million, paid dividends to common stockholders totaling $128 million and received proceeds from the issuance of common stock related to option exercises of $21 million. During 2007, we repurchased stock totaling $368 million, paid dividends to common stockholders totaling $134 million and received proceeds from the issuance of common stock related to option exercises of $68 million.

MARKET RISK

We have in place an enterprise risk management process that involves systematic risk identification and mitigation covering the categories of enterprise, strategic, financial, operation and compliance and reporting risk. The enterprise risk management process receives Board of Directors and Management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are contracted with a diversified group of investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options and currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2009, a 10% unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized loss of approximately $168 million, while a 10% favorable shift would have resulted in an incremental unrealized gain of approximately $168 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not fixed directly through supply contracts. As of December 31, 2009, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental $50 million gain or a $50 million loss related to these contracts.

In January 2009, Standard & Poor's and Fitch Ratings lowered our senior unsecured debt rating from "BBB" to "BBB-" and our short-term corporate credit and commercial paper ratings from "A-2" to "A-3" and "F-2" to "F-3", respectively, based on weakened operating performance and the pullback in discretionary consumer spending. Also in January 2009, Moody's Investor Services lowered our senior unsecured rating from "Baa2" to "Baa3" and our commercial paper ratings from "Prime-2" to "Prime-3" based on weakening appliance industry demand. These rating adjustments may result in higher interest costs if we were to seek additional financing in the capital markets.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (2) the effects of the global economic crisis on our customers, suppliers and the availability of credit; (3) Whirlpool's ability to continue its relationship with significant trade customers and the ability of these trade customers to maintain or increase market share; (4) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (5) the ability of Whirlpool to manage foreign currency fluctuations; (6) product liability and product recall costs; (7) litigation and legal compliance risk; (8) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, leveraging of its global operating platform, and acceleration of the rate of innovation; (9) inventory and other asset risk; (10) fluctuations in the cost of key materials (including steel, oil, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (11) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (12) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and post retirement benefit plans; (13) Whirlpool's ability to obtain and protect intellectual property rights; (14) information technology system failures and data security breaches; (15) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic regions, including uncertainty and disruptions arising from natural disasters or terrorist attacks; (16) the effects of governmental investigations or related actions by third parties; (17) the impact of labor relations; (18) our ability to attract, develop and retain executives and other qualified employees; (19) changes in the legal and regulatory environment including environmental and health and safety regulations. Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the years 2005 through 2009.* The graph assumes $100 was invested on December 31, 2004, in Whirlpool common stock, the S&P 500 and the S&P Household Durables Index.

*Cumulative total return is measured by dividing: (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

	ANNUAL RETURN PERCENTAGE Years Ending				
Company/Index	Dec. '05	Dec. '06	Dec. '07	Dec. '08	Dec. '09
Whirlpool Corporation	23.94%	1.10%	0.16%	(47.96)%	103.39%
S&P 500 Index	4.91	15.79	5.49	(37.00)	26.46
S&P 500 Household Durables	10.20	(5.35)	(29.80)	(42.57)	36.06

	Base Period	INDEXED RETURNS Years Ending				
Company/Index	Dec. '04	Dec. '05	Dec. '06	Dec. '07	Dec. '08	Dec. '09
Whirlpool Corporation	$100.00	$123.94	$125.30	$125.50	$65.31	$132.84
S&P 500 Index	100.00	104.91	121.48	128.16	80.74	102.11
S&P 500 Household Durables	100.00	110.20	104.30	73.22	42.05	57.22


$140
105
70
35
0
2004
2005
2006
2007
2008
2009
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD DURABLES

CONSOLIDATED STATEMENTS OF INCOME

(Millions of dollars, except per share data) Year Ended December 31,	2009	2008	2007
Net sales	$17,099	$18,907	$19,408
Expenses			
Cost of products sold	14,713	16,383	16,517
Selling, general and administrative (exclusive of intangible amortization)	1,544	1,798	1,736
Intangible amortization	28	28	31
Restructuring costs	126	149	61
Operating profit	688	549	1,063
Other income (expense)			
Interest and sundry income (expense)	(175)	(100)	(63)
Interest expense	(219)	(203)	(203)
Gain on sale of investment	—	—	7
Earnings from continuing operations before income taxes and other items	294	246	804
Income tax (benefit) expense	(61)	(201)	117
Earnings from continuing operations before equity earnings	355	447	687
Equity in loss of affiliated companies	(1)	—	(18)
Earnings from continuing operations	354	447	669
Loss from discontinued operations net of tax of $3 for the year ended December 31, 2007	—	—	(7)
Net earnings	354	447	662
Less: Net earnings available to noncontrolling interests	(26)	(29)	(22)
Net earnings available to Whirlpool common stockholders	$ 328	$ 418	$ 640
Per share of common stock			
Basic earnings from continuing operations available to Whirlpool common stockholders	$ 4.39	$ 5.57	$ 8.24
Discontinued operations available to Whirlpool common stockholders, net of tax	—	—	(0.09)
Basic net earnings available to Whirlpool common stockholders	$ 4.39	$ 5.57	$ 8.15
Diluted net earnings from continuing operations available to Whirlpool common stockholders	$ 4.34	$ 5.50	$ 8.10
Discontinued operations available to Whirlpool common stockholders, net of tax	—	—	(0.09)
Diluted net earnings available to Whirlpool common stockholders	$ 4.34	$ 5.50	$ 8.01
Dividends	$ 1.72	$ 1.72	$ 1.72
Weighted-average shares outstanding (in millions)			
Basic	74.6	75.1	78.5
Diluted	75.6	76.0	79.9

CONSOLIDATED BALANCE SHEETS

(Millions of dollars, except per share data)	December 31, 2009	December 31, 2008
Assets		
Current assets		
Cash and equivalents	$ 1,380	$ 146
Accounts receivable, net of allowance for uncollectible accounts of $76 and $66 at December 31, 2009 and December 31, 2008, respectively	2,500	2,103
Inventories	2,197	2,591
Prepaid expenses	99	110
Deferred income taxes	295	580
Other current assets	554	514
Total current assets	7,025	6,044
Other assets		
Goodwill, net	1,729	1,728
Other intangibles, net of accumulated amortization of $132 and $96 at December 31, 2009 and December 31, 2008, respectively	1,796	1,821
Other assets	1,427	954
Total other assets	4,952	4,503
Property, plant and equipment		
Land	77	74
Buildings	1,207	1,186
Machinery and equipment	8,193	7,549
Accumulated depreciation	(6,360)	(5,824)
Total property, plant and equipment	3,117	2,985
Total assets	$15,094	$13,532
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 3,308	$ 2,805
Accrued expenses	632	530
Accrued advertising and promotions	475	440
Employee compensation	501	306
Notes payable	23	393
Current maturities of long-term debt	378	202
Other current liabilities	624	887
Total current liabilities	5,941	5,563
Noncurrent liabilities		
Long-term debt	2,502	2,002
Pension benefits	1,557	1,505
Postretirement benefits	693	822
Other liabilities	641	567
Total noncurrent liabilities	5,393	4,896
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 105 million and 104 million shares issued at December 31, 2009 and December 31, 2008, respectively, 75 million and 73 million shares outstanding at December 31, 2009 and December 31, 2008, respectively	105	104
Additional paid-in capital	2,067	2,033
Retained earnings	4,193	3,993
Accumulated other comprehensive income (loss)	(868)	(1,259)
Treasury stock, 30 million shares and 31 million shares at December 31, 2009 and December 31, 2008, respectively	(1,833)	(1,865)
Total Whirlpool stockholders' equity	3,664	3,006
Noncontrolling interests	96	67
Total stockholders' equity	3,760	3,073
Total liabilities and stockholders' equity	$15,094	$13,532

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of dollars) Year ended December 31,	2009	2008	2007
Operating activities of continuing operations			
Net earnings	$ 354	$ 447	$ 662
Loss from discontinued operations	—	—	7
Earnings from continuing operations	354	447	669
Adjustments to reconcile net earnings from continuing operations to cash provided by operating activities from continuing operations:			
Depreciation and amortization	525	597	593
Curtailment gain	(92)	—	—
Gain on disposition of assets	(4)	(60)	(65)
Gain on sale of investment	—	—	(7)
(Decrease) increase in LIFO inventory reserve	(41)	42	9
Equity in losses of affiliated companies, less dividends received	1	—	18
Changes in assets and liabilities:			
Accounts receivable	(286)	300	181
Inventories	578	(174)	(194)
Accounts payable	326	(250)	105
Restructuring charges, net of cash paid	(14)	33	(82)
Taxes deferred and payable, net	(112)	(256)	10
Accrued pension	(84)	(123)	(70)
Employee compensation	213	(84)	(24)
Other	186	(145)	(216)
Cash provided by continuing operating activities	1,550	327	927
Investing activities of continuing operations			
Capital expenditures	(541)	(547)	(536)
Proceeds from sale of assets	77	119	130
Proceeds from sale of Maytag adjacent businesses	—	—	100
Investment in related businesses	(35)	(5)	(25)
Cash used in investing activities of continuing operations	(499)	(433)	(331)
Financing activities of continuing operations			
Proceeds from borrowings of long-term debt	872	545	3
Net (repayments) proceeds from short-term borrowings	(362)	101	(243)
Repayments of long-term debt	(210)	(131)	(17)
Dividends paid	(128)	(128)	(134)
Common stock issued	21	21	68
Purchase of treasury stock	—	(247)	(368)
Other	(49)	(20)	(5)
Cash provided by (used in) financing activities of continuing operations	144	141	(696)
Cash provided by operating activities from discontinued operations	—	—	6
Effect of exchange rate changes on cash and equivalents	39	(90)	33
Increase (decrease) in cash and equivalents	1,234	(55)	(61)
Cash and equivalents at beginning of year	146	201	262
Cash and equivalents at end of year	$1,380	$ 146	$ 201
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 209	$ 200	$ 204
Cash paid for taxes	51	76	39

REPORT BY MANAGEMENT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of four independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.



Roy W. Templin
Executive Vice President and Chief Financial Officer
February 17, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2009.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 103.



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 17, 2010



Roy W. Templin
Executive Vice President and
Chief Financial Officer
February 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity (not presented separately here) and cash flows for each of the three years in the period ended December 31, 2009 and in our report dated February 17, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 97 through 99) is fairly stated, in all material respects from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Whirlpool Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Whirlpool Corporation
Benton Harbor, Michigan

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 17, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 17, 2010

FIVE-YEAR SELECTED FINANCIAL DATA

(Millions of dollars, except share and employee data)	2009	2008	2007	2006	2005
Consolidated operations					
Net sales	$17,099	$18,907	$19,408	$18,080	$14,317
Operating profit[1]	688	549	1,063	823	792
Earnings from continuing operations before income taxes and other items	294	246	804	619	597
Earnings from continuing operations	354	418	647	486	422
Loss from discontinued operations[2]	—	—	(7)	(53)	—
Net earnings available to Whirlpool common stockholders	328	418	640	433	422
Net capital expenditures	541	547	536	576	494
Depreciation[3]	497	569	562	520	440
Dividends	128	128	134	130	116
Consolidated financial position					
Current assets	$ 7,025	$ 6,044	$ 6,555	$ 6,517	$ 4,763
Current liabilities	5,941	5,563	5,893	6,043	4,354
Working capital	1,084	481	662	474	409
Property, plant and equipment—net	3,117	2,985	3,212	3,157	2,511
Total assets	15,094	13,532	14,009	13,759	8,301
Long-term debt	2,502	2,002	1,668	1,798	745
Whirlpool stockholders' equity	3,664	3,006	3,911	3,283	1,745
Per share data					
Basic earnings from continuing operations before accounting change	$ 4.39	$ 5.57	$ 8.24	$ 6.47	$ 6.30
Diluted earnings from continuing operations before accounting change	4.34	5.50	8.10	6.35	6.19
Diluted net earnings	4.34	5.50	8.01	5.67	6.19
Dividends	1.72	1.72	1.72	1.72	1.72
Book value	48.48	39.54	48.96	42.93	25.54
Closing Stock Price—NYSE	80.66	41.35	81.63	83.02	83.76
Key ratios					
Operating profit margin	4.0%	2.9%	5.5%	4.6%	5.5%
Pre-tax margin[4]	1.7%	1.3%	4.1%	3.4%	4.2%
Net margin[5]	1.9%	2.2%	3.3%	2.7%	2.9%
Return on average Whirlpool stockholders' equity[6]	9.8%	10.7%	18.1%	15.7%	24.6%
Return on average total assets[7]	2.3%	3.0%	4.6%	3.9%	5.1%
Current assets to current liabilities	1.2	1.1	1.1	1.1	1.1
Total debt—appliance business as a percent of invested capital[8]	43.6%	46.0%	34.5%	41.2%	40.4%
Price earnings ratio	18.6	7.5	10.2	14.6	13.5
Other data					
Number of common shares outstanding (in thousands):					
Average—on a diluted basis	75,584	76,019	79,880	76,471	68,272
Year-end	74,704	73,536	75,835	78,484	67,880
Number of stockholders (year-end)	14,930	14,515	15,011	15,311	7,442
Number of employees (year-end)	66,884	69,612	73,682	73,416	65,682
Total return to shareholders (five year annualized)[9]	5.8%	(8.5)%	11.8%	4.9%	14.5%

(1) Restructuring charges were $126 million in 2009, $149 million in 2008, $61 million in 2007, $55 million in 2006 and $57 million in 2005.
(2) Our earnings from continuing operations exclude certain dispositions adjacent to the Maytag acquisition.
(3) Depreciation method changed prospectively from a straight-line method to a modified units of production method in 2009.
(4) Earnings from continuing operations before income taxes and other items, as a percent of sales.
(5) Net earnings available to Whirlpool common stockholders, as a percent of sales.
(6) Net earnings (loss), divided by average stockholders' equity.
(7) Net earnings (loss), divided by average total assets.
(8) Debt divided by debt, Whirlpool stockholders' equity and minority interests.
(9) Stock appreciation plus reinvested dividends, divided by share price at the beginning of the period.

Whirlpool Corporation's Annual Report on Form 10-K, a cassette tape recording of the annual meeting of shareholders and other financial information are available free of charge to stockholders of record.

The Financial Summary contained in this Annual Report should be read together with the Company's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the 2009 Annual Report on Form 10-K, both of which are available through the Internet at www.whirlpoolcorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

Company earnings releases for each quarter—typically issued in April, July, October and February—can be obtained by contacting:

Greg Fritz
Assistant Treasurer
and Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
E-mail:
investor_relations@whirlpool.com

Stock Exchanges

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting

Whirlpool Corporation's next annual meeting is scheduled for April 20, 2010, at 8:00 a.m. (Central Time), at 120 East Delaware Place, 8th Floor, Chicago, IL.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A. Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
www.computershare.com

For additional information, contact:

Robert J. LaForest
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
E-mail:
robert.laforest@whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Common Stock.

Non-shareholders may purchase their initial shares through the plan for a minimum of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its Direct Stock Purchase Plan Web site to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Common Stock purchased in February 1952 equaled 4,800 shares in January 2010.

For each quarter during 2008 and 2009, Whirlpool paid a dividend of $0.43 per share.

Common Stock Market Price

	High	Low	Close
4Q 2009	$85.01	$65.37	$80.66
3Q 2009	$73.84	$41.34	$69.96
2Q 2009	$49.96	$28.44	$42.56
1Q 2009	$49.08	$19.19	$29.59
4Q 2008	$83.05	$30.19	$41.35
3Q 2008	$91.87	$58.22	$79.29
2Q 2008	$92.59	$61.73	$61.73
1Q 2008	$98.00	$67.19	$86.78

As of February 12, 2010, the number of holders of record of the common stock of Whirlpool was 14,821.

Trademarks

Whirlpool, Maytag, KitchenAid, For the Way It's Made, the Shape of the Stand Mixer, Jenn-Air, Amana, Bauknecht, Brastemp, Consul, Gladiator, Vantage, affresh, Duet, FanFresh, Bravos, Jetclean, 6th Sense, Silverware Blast, Fresh Hold, Shades of Amana, Gourmand, EcoStyle, Inverse Black, Club, Aquarela, and Gladiator Claw are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Fortune, ENERGY STAR, Corporate Responsibility Officer, Newsweek, Professional Builder, Metropolitan Home Renovate, HANDY, Habitat for Humanity International, Cook for the Cure, Boys & Girls Clubs of America and Instituto Consulado da Mulher are owned by their respective companies.

Herman Cain[3,4]
Chief Executive Officer and President, THE New Voice, Inc.

Gary T. DiCamillo[1,3]
Partner, Eaglepoint Advisors, LLC

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Kathleen J. Hempel[2,3]
Former Vice Chairman and Chief Financial Officer, Fort Howard Corporation

Michael F. Johnston[2,4]
Former Chairman of the Board and Chief Executive Officer, Visteon Corporation

William T. Kerr[1,4]
President and Chief Executive Officer, Arbitron, Inc.

Miles L. Marsh[1,4]
Former Chairman of the Board and Chief Executive Officer, Fort James Corporation

William D. Perez[2,4]
Senior Advisor to Greenhill & Co., Inc.

Paul G. Stern[2,4]
Partner, Arlington Capital Partners, L.L.P. and Thayer Capital Partners, L.L.P. and Chairman, Claris Capital Partners

Janice D. Stoney[2,3]
Former Executive Vice President, US WEST Communications Group, Inc.

Michael A. Todman
President, Whirlpool International Whirlpool Corporation

Michael D. White[1,4]
President and Chief Executive Officer of The DIRECTV GROUP, Inc.

[1] Audit Committee
[2] Corporate Governance and Nominating Committee
[3] Finance Committee
[4] Human Resources Committee

EXECUTIVE COMMITTEE

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer

David A. Binkley
Senior Vice President, Global Human Resources

Marc Bitzer
President, Whirlpool North America

Bracken Darrell
Executive Vice President and President, Whirlpool Europe

José A. Drummond
Executive Vice President and President, Whirlpool S.A.

Daniel F. Hopp
Senior Vice President, Corporate Affairs, General Counsel and Secretary

David T. Szczupak
Executive Vice President, Global Product Organization

Roy W. Templin
Executive Vice President and Chief Financial Officer

Michael A. Todman
President, Whirlpool International

WHIRLPOOL CORPORATION AND GENERAL OFFICES

World Headquarters and North America Region
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe Region
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region
Av. das Nações Unidas
12.995, 32° andar
CEP 04578-000 São Paulo
SP Brazil
Telephone: 55-11-3566-1000

Asia Region
Building 8
No. 1888 Xing Jin Qiao Road
Pudong, Shanghai PRC 201206
Telephone: 86-21-6169-2999

Internet Address
Information about Whirlpool Corporation, including financial data, is available at: www.whirlpoolcorp.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com
Photography: CEO portrait, John Nienhaus. Principal lifestyle photography, Whirlpool Corporation Photo Services Group
Printing: Sandy Alexander



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